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December 26, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:  Larry Spirgel, Assistant Director

Re:	Liberty Spinco, Inc.
Amendment No. 3 to Registration Statement on Form 10-12B (File No. 001-35707)

Dear Mr. Spirgel:

We hereby electronically file on behalf of Liberty Spinco, Inc. (“Spinco”), under the Securities Exchange Act of 1934, as amended, Amendment No. 3 to its Registration Statement on Form 10-12B (the “Registration Statement”), originally filed October 19, 2012.  Included as an exhibit to the Registration Statement is Exhibit 8.1, an executed tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP. We understand that, following the Staff’s supplemental review of the same, that the Staff has no additional comments with respect to the tax opinion.

If you have any questions with respect to the foregoing or require further information, please contact the undersigned at (212) 408-2575.

Very truly yours,

/s/ Katherine C. Jewell

Katherine C. Jewell

cc:     Liberty Spinco, Inc.

Pamela L. Coe